December 3, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: John Dana Brown, Ryan Adams

Re:	Sino-Global Shipping America, Ltd.

Amendment No. 2 dated December 3, 2014 to Registration Statement on Form S-1

Dated October 3, 2014

File No. 333-199160

Dear Mr. Brown:

We are writing this letter on behalf of our client and the issuer Sino-Global Shipping America, Ltd. (the “Issuer”), responding to the comment (the “Staff Comment”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided by telephone on December 2, 2014 with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Issuer with the Commission on November 17, 2014. For your convenience, we have reproduced generally the Staff’s Comment below immediately preceding our response.

In connection herewith, we are filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 reflects the Issuer’s responses to the Staff’s Comment, as well as other changes that are intended to update, clarify and render the information complete.

STAFF COMMENT PROVIDED BY STAFF ON DECEMBER 2, 2014 TELEPHONE CALL .

“In your next amendment please include all of the information that may not be excluded pursuant to Rule 430A. Please also include on page 50 of the prospectus, the number of additional shares of the Company’s common stock to be issued and the additional net proceeds to the Company if the underwriter’s over-allotment option is exercised in full.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 3, 2014

ISSUER RESPONSE TO THE 12/2/14 STAFF COMMENT PROVIDED BY TELEPHONE:

The Issuer has included all of the information requested by the Staff to be included in Amendment No. 1 that may not be excluded pursuant to Rule 430A, as well as other changes intended to update, clarify and render the information disclosed therein complete.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours,

/s/ Gusrae Kaplan Nusbaum PLLC

cc: Lei Cao, Chief Executive Officer of Issuer